Exhibit 21

List of Subsidiaries

Name	Jurisdiction

Accent Korea Co. Ltd.	Korea

Accent Optical Technologies France	France

Accent Optical Technologies (Germany) GmbH	Germany

Accent Optical Technologies, Inc. (Canada)	Canada

Accent Optical Technologies Nanometrics, Inc.	Delaware

Accent Optical Technologies Singapore Pte. Ltd.	Singapore

Accent Optical Technologies (Switzerland) GmbH	Switzerland

Accent Optical Technologies (U.K.) Ltd.	United Kingdom

AOTI Operating Company, Inc.	Delaware

Major League Merger Corp.	Minnesota

Nanometrics China Company Ltd.	China

Nanometrics IVS Inc.	Massachusetts

Nanometrics Japan, Ltd.	Japan

Nanometrics Korea Limited	Korea

Nanometrics Southeast Asia Pte. Limited	Singapore

Soluris (France) EURL	France

Soluris UK Limited	U.K.

Soluris Taiwan Limited	Taiwan